April 9, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Readvantage Corp.

Registration Statement on Form S-1 Filed March 10, 2025

File No. 333-285670

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated March 21, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ilona Andzejevska, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-285670) that was initially submitted to the Commission on 10th of March (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Form S-1 filed March 10, 2025

1.       Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. The audit should be conducted in accordance with standards of the PCAOB. In addition, the audit partner should sign the auditors consent along with the audit firm given that the audit partner signed the audit report.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

RESPONSE:

In response to the Staff’s comment regarding our financial statements and compliance with Rule 8-08 of Regulation S-X, we have included reviewed financial statements covering the quarter ended September 30, 2024, and the quarter ended December 31, 2024, in our amended registration statement.

We confirm that our audit has been conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), and our auditor is registered with the PCAOB. The Independent Auditor’s Report dated February 24, 2025, has been reissued solely to correct the description of the auditing standards under which the audit was conducted. The original report referenced “auditing standards generally accepted in the United States of America,” but the audit was in fact conducted in accordance with PCAOB standards, and the report has been updated to reflect this correction.

This revision does not affect the auditor’s previously expressed opinion that the financial statements present fairly, in all material respects, the financial position of Company as of June 30, 2024, and the results of its operations and its cash flows for the period from August 11, 2023, through June 30, 2024, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Additionally, the audit partner has signed the auditor’s consent along with the audit firm, as required, given that the audit partner signed the audit report.

Thank you.

Readvantage Corp.
By:	/s/	Ilona Andzejevska
	Name:	Ilona Andzejevska
	Title:	President, Treasurer and Director (Principal Executive, Financial and Accounting Officer)

By:	/s/	Valentina Baceviciene
	Name:	Valentina Baceviciene
	Title:	Secretary